                                                    THOMAS & BETTS CORPORATION
                                                    8155 T&B Boulevard
                                                    Memphis, TN 38125
NEWS                                                (901) 252-5962



                                                     [THOMAS & BETTS LOGO]
                                                     Contact:
                                                     Renee Johansen
                                                     901-252-5962



FOR IMMEDIATE RELEASE

                   THOMAS & BETTS REPORTS FOURTH-QUARTER RESULTS

     MEMPHIS, Tennessee, February 5, 1999 -- Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter ended
January 3, 1999. For its fourth quarter, the company reported net earnings of $46.1 million compared with $48.2 million in the same period of 1997.
Diluted earnings per share (EPS) were $0.81 versus the $0.85 recorded in 1997's quarter, the company's highest-ever quarterly earnings per share.

     "Our results for the quarter met our expectations and include the positive results of several strategic initiatives," said Clyde R. Moore, president and chief executive officer. "While we are disappointed to be reporting a down quarter, we faced a difficult prior-year comparison as well as slower economic and electronic industry conditions than in 1997."

      "We finished 1998 with $20.3 million of sales of products based on our innovative MPI technology. Our accelerated cost-reduction program begun in late summer 1998 is on target to capture $26 million of savings for us in 1999. We capped off the year with the November acquisition of Kaufel Group, Ltd., a Canadian-based manufacturer that more than doubles our lighting offering to our industrial and commercial electrical customers and increases our Canadian and European electrical offerings," continued Moore.

     "We look forward to reporting further progress on our key initiatives of a lower cost structure, additional product breadth in our Electrical offering, continued development of new product technologies in our Electronic OEM segment and further international expansion in 1999. Already in 1999 we completed our acquisition of Ocal and announced a proposed merger with AFC

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Cable Systems Inc., which is pending shareholder and regulatory approvals,"
continued Moore.

     "We expect the progress on our key initiatives to translate into significant earnings growth in 1999, but we expect to see a larger share of our growth in the second half of the year," concluded Moore.

     In the absence of special charges, Thomas & Betts had record net earnings in 1998 of $164.5 million, or $2.89 per share, versus its 1997 performance of $162.3 million, or $2.87 per share. The company recorded pretax special charges of $108.5 million in the third quarter for closing and consolidating several facilities, terminating employees at those locations, downsizing administrative functions and writing down idle facilities. That charge had a negative after-tax impact of $77.0 million, or $1.35 per share, on 1998 net earnings. Including the special charge provision, the company had net earnings of $87.5 million, or $1.54 per share on a diluted basis, in 1998.

     In 1998, Thomas & Betts also incurred $6.2 million of project expenses to begin implementing its cost-reduction plans. Actions implemented last year netted Thomas & Betts $7.2 million of savings in the year. The company expects to complete its cost-reduction projects by year-end 1999, and anticipates a net pretax benefit from the cost reduction program in 1999 of $26 million. The cost reduction actions are aimed at reducing manufacturing and administrative costs primarily by consolidating operations and relocating production lines to lower-cost facilities.

     Fourth-quarter net sales rose 3.0% to $592.4 million from 1997's $575.1
million.   Kaufel's contributions to the quarter were offset by the
deconsolidation of certain lines of automotive business contributed at year-end 1997 to the Exemplar/Thomas & Betts Electrical Systems joint venture (JV) that reduced reported net sales for the quarter, and by foreign currency shifts that also lowered fourth-quarter sales in U.S. dollar terms. For the full-year 1998, the JV deconsolidation, negative foreign currency shifts and a previously announced, planned phase-out of a large automotive platform reduced reported net sales by $120.0 million in total. If full-year sales are adjusted for those exceptions, Thomas & Betts' sales would have increased 4.2%. Reported 1998 sales were $2,230.4 million.

     Sales of the Electrical segment increased 21.0% to $303.4 million for the quarter and segment's earnings rose 11.8% to $49.6 million. Sales of acquisitions, together with solid demand in construction, utility and industrial end markets accounted for the segment's growth. The late-1998

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closing of the Kaufel transaction and higher growth in sales to commercial customers versus industrial markets caused the segment's earnings to increase at a lesser rate than sales. For full-year 1998, Electrical sales rose 9.8% and segment earnings grew 8.0% compared with 1997.

     Fourth-quarter sales of the Electronic OEM segment were 9.9% lower than the 1997 period if results are adjusted to exclude sales contributed to the ET&B joint venture. Fourth-quarter segment earnings decreased 7.2%, to $18.4 million, year over year. Manufacturer and distributor inventory adjustments continued to hold down industry demand in the quarter, and the segment also saw moderate price declines in commodity products. Higher volumes of TDI mobile communications battery pack products and significant sales of the company's new MPI microprocessor interconnect offset some of the decline and contributed to the improved margin of the segment. On a reported basis, fourth-quarter Electronic OEM sales were $157.2 million, 19.2% below 1997's level. Through twelve months of 1998, Electronic OEM sales were 1.9% lower than the prior year if adjusted to exclude the JV deconsolidation, negative foreign currency shifts and a previously announced, planned phase-out of a large automotive platform, and 15.4% lower than the year-earlier period as reported. Electronic OEM 1998 segment earnings declined 5.6% from 1997's level.

     Fourth-quarter sales of the Communications segment rose 1.8% to $59.6 million from 1997's levels, as solid increases in shipments of cable television
(CATV) and data communications products continued, due to the contribution of sales under long-term contracts. Fourth-quarter segment earnings of $1.5 million was 83.1% lower than the prior-year period due to a shift in product mix and start-up costs associated with a three-year contract to supply CATV amplifiers to a major CATV system operator. In 1998, Communications segment sales remained about even with 1997 segment sales, and full-year segment earnings declined 26.5%.

     Other sales in the fourth quarter totaled $72.2 million, 1.5% above 1997's level, as significantly higher sales of steel structures for utility transmission line projects and wind-generation installations offset lower volumes of heating products year over year. Earnings on other sales increased 36.5% to $10.6 million, due to enhancements in manufacturing processes. For the full-year, other sales declined 3.1% while earnings rose 14.9%.

     The consolidated gross margin declined year over year due to extra expenses in the 1998 period related to implementing the company's cost-

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reduction efforts, as well as to a shift in the mix of product sold in each period. The fourth-quarter 1998 gross margin was 30.9%, compared with
1997's 32.0%.   Marketing, general and administrative expenses were a lower percentage of sales in 1998 than in the year-ago period, thus lessening the impact of the lower gross margin on operating margin.

     Thomas & Betts is a leading producer of connectors and components for worldwide electrical and electronic markets. Visit Thomas & Betts on the World Wide Web at www.tnb.com

     Forward-looking statements in this news release are subject to many uncertainties in the company's operations and business environment. Such uncertainties, which are discussed further in the company's quarterly filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.


                                     # # # #



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                            THOMAS & BETTS CORPORATION
                        Consolidated Statement of Earnings
                     (In thousands except per share amounts)


                            Quarter Ended       Twelve Months Ended
                          ------------------   ---------------------
                           Jan 3,   Dec 28,      Jan 3,    Dec 28,
                           1999      1997        1999       1997
                          -------  --------   ---------   ---------
NET SALES                $592,432  $575,112  $2,230,351  $2,259,508

Costs and expenses:
Cost of sales             409,616   390,954   1,581,215   1,567,286
Marketing, general
  and administrative       91,543    89,623     366,463     353,029
Research and development   12,862    12,995      48,690      52,977
Amortization of
  intangibles               4,751     4,449      17,364      17,355
Provisions for restructured
  operations                 -         -         62,096        -
                          -------   -------   ---------   ---------
                          518,772   498,021   2,075,828   1,990,647
                          -------   -------   ---------   ---------
Operating income           73,660    77,091     154,523     268,861
Income from unconsolidated
  companies                 6,277     3,953      26,172      13,909
Other expense, net         14,970    12,971      55,787      49,263
                          -------   -------   ---------   ---------
Earnings before
  income taxes             64,967    68,073     124,908     233,507
Income taxes               18,843    19,922      37,407      71,229
                          -------   -------   ---------   ---------
NET EARNINGS             $ 46,124  $ 48,151  $   87,501  $  162,278
                          =======   =======   =========   =========

Net earnings per share:
   Basic                 $   0.81  $   0.85  $     1.54  $     2.89
   Diluted                   0.81  $   0.85  $     1.54  $     2.87

Average shares outstanding:
   Basic                   56,760    56,461      56,677      56,178
   Diluted                 56,962    56,802      56,990      56,551

Cash dividend per share  $   0.28  $   0.28  $     1.12  $     1.12


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                        THOMAS & BETTS CORPORATION
                        Consolidated Balance Sheet
                             (In thousands)

                                    Jan 3, 1999   Dec 28,1997
                                    -----------   -----------
ASSETS
Cash and marketable securities     $  106,506     $   97,607
Receivables - net                     404,784        293,722
Inventories                           469,641        402,601
Deferred income taxes                  61,829         43,452
Other current assets                   15,642          9,090
                                    ---------      ---------
     Total current assets           1,058,402        846,472
                                    ---------      ---------

Property, plant and equipment - net   631,022        574,052
Intangible assets - net               621,487        506,225
Investments and other assets          188,676        167,539
                                    ---------      ---------

TOTAL ASSETS                       $2,499,587     $2,094,288
                                    =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term borrowings and current
     maturities of long-term debt  $   97,657     $   42,639
Accounts payable                      262,483        226,542
Accrued liabilities                   155,815        142,974
Income taxes                           55,674         45,678
Dividends payable                      15,920         15,401
                                     --------      ---------
      Total current liabilities       587,549        473,234
                                     --------      ---------
Long-term debt                        790,963        503,077
Other long-term liabilities            93,788         92,206
Deferred income taxes                  12,182         26,467
Shareholders' equity                1,015,105        999,304
                                    ---------      ---------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY               $2,499,587     $2,094,288
                                    =========      =========


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                     THOMAS & BETTS CORPORATION
                    Business Segment Performance
                           (In thousands)

                          Quarter Ended
                   ----------------------------
                    Jan 3, 1999    Dec 28, 1997    Change
                   -------------   ------------    ------
NET SALES
Electrical          $  303,444     $  250,826       21.0%
Electronic OEM         157,245        194,669      (19.2)
Communications          59,591         58,559        1.8
Other                   72,152         71,058        1.5
                     ---------      ---------
   Total            $  592,432     $  575,112        3.0%
                     =========      =========

                          Quarter Ended
                   ----------------------------
                    Jan 3, 1999    Dec 28, 1997    Change
                   -------------   ------------    ------
SEGMENT EARNINGS
Electrical          $   49,569     $   44,346       11.8%
Electronic OEM          18,381         19,814       (7.2)
Communications           1,467          8,658      (83.1)
Other                   10,585          7,753       36.5
                     ---------      ---------
   Total            $   80,002     $   80,571       (0.7)%
                     =========      =========

                        Twelve Months Ended
                   ----------------------------
                    Jan 3, 1999    Dec 28, 1997    Change
                   -------------   ------------    ------
NET SALES
Electrical          $1,079,842     $  983,594        9.8%
Electronic OEM         640,105        756,421      (15.4)
Communications         261,060        262,121       (0.4)
Other                  249,344        257,372       (3.1)
                     ---------      ---------
   Total            $2,230,351     $2,259,508       (1.3)%
                     =========      =========

                        Twelve Months Ended
                   ----------------------------
                    Jan 3, 1999    Dec 28, 1997    Change
                   -------------   ------------    ------
SEGMENT EARNINGS
Electrical          $  181,806     $  168,355        8.0%
Electronic OEM          66,071         70,006       (5.6)
Communications          17,224         23,440      (26.5)
Other                   23,659         20,590       14.9
                     ---------      ---------
   Total            $  288,760     $  282,391        2.3%
                     =========      =========

Segment earnings are based on earnings before interest, taxes, restructure and special charges and certain other expenses.



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